UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                         THE ELECTRIC NETWORK.COM, INC.,

                                (Name of Issuer)
                                  COMMON STOCK
                         (Title of Class of Securities)
                                       n/a

                                 (CUSIP Number)
                                 STEPHEN HANSON
       #208-800 NORTH RAINBOW BLVD. LAS VEGAS, NEVADA 89107, (702)948-5072

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                NOVEMBER 11, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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





CUSIP No.
---------
n/a

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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           Stephen Hanson
                           ----------------------------------------------------
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                 2.       Check the Appropriate Box if a Member of a Group (See
                          Instructions)

                      (a)
                          -----------------------------------------------------
                      (b)
                          -----------------------------------------------------

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                 3.        SEC Use Only
                                       ----------------------------------------
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                 4.        Source of Funds (See Instructions) SC
                                                              -----------------
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                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)
                                                         ----------------------
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                 6.        Citizenship or Place of Organization   Canada
                                                               ----------------
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Number of        7.        Sole Voting Power     4,990,000
                                             ----------------------------------
Shares                     ----------------------------------------------------

Beneficially     8.        Shared Voting Power   950,000
                                              ---------------------------------
Owned by                   ----------------------------------------------------
                 9.        Sole Dispositive Power   4,990,000
Each                                             ------------------------------
                           ----------------------------------------------------
Reporting
                 10. Shared Dispositive Power 950,000 Person
                                                             ------------------

                           ----------------------------------------------------
With
                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,940,000
                                            -----------------------------------
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                 12.       Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)
                                                            -------------------
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                 13.       Percent of Class Represented by Amount in Row
                          (11)  31.94%
                          ----------------------------------------------------
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                 14.       Type of Reporting Person (See Instructions)
                           IN
                           ----------------------------------------------------
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


ITEM 1. SECURITY AND ISSUER

This statement relates to shares of the common stock, $.001 par value of The Electric Network.com, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at #208-800 North Rainbow Blvd. Las Vegas, Nevada 89107.

ITEM 2. IDENTITY AND BACKGROUND

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a)    Name:                                 Stephen Hanson

(b)    Business Address:                     #208-800 North Rainbow Blvd.
                                             Las Vegas, Nevada 89107

(c)    Present Principal Occupation:         President of The Electric
                                             Network.com, Inc., whose address
                                             is shown in Item 2(b)

(d)    Disclosure of Criminal Proceedings:   Mr. Hanson has not been convicted
                                             in any criminal proceeding at any
                                             time.

(e)    Disclosure of Civil Proceedings:      Mr. Hanson has not been subject
                                             to any judgment, decree or final
                                             order enjoining violations
                                             of or prohibiting or mandating
                                             activities subject to federal
                                             or state securities laws or
                                             finding any violations with
                                             respect to such laws.

(f)    Citizenship:                          Mr. Hanson is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Hanson purchased 950,000 shares of the Issuer's common stock in a private transaction for $950.00 cash on November 11, 2003. Mr. Hanson is the President and a director of the Issuer

ITEM 4. PURPOSE OF TRANSACTION

Mr. Hanson purchased 950,000 shares of the Issuer's common stock in a private transaction for $950.00 cash on November 11, 2003 to increase his control position. Mr. Hanson is the President and a director of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Hanson beneficially owns a total of 5,940,000 shares of the Issuer's common stock as follows:

(a) Mr. Hanson directly and personally owns 4,990,000 shares of the Issuer's common stock which comprises 26.83% of the Issuer's total issued and outstanding shares, and is the beneficial owner of 950,000 shares, or 5.11%, which are owned by his spouse, Caroline Hanson.

(b) Mr. Hanson has sole voting and dispositive power as to the 4,990,000 shares he owns directly. Mr. Hanson has shared voting and dispostive power of 950,000 shares, or 5.11%, which are owned by his spouse, Caroline Hanson.

(c) None.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2003

Date




/s/ Stephen Hanson
-------------------------------------------------------------------------------
Stephen Hanson



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549